

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2023

Rodney M. Smith
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, MA 02116

      **Re:  American Tower Corporation**
           **Form 10-K for the year ended December 31, 2022**
           **Filed February 23, 2023**
           **File No. 001-14195**

Dear Rodney M. Smith:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                       Sincerely,

                                       Division of Corporation Finance
                                       Office of Real Estate & Construction